UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

October 28, 2025
Date of Report (Date of earliest event reported)

SYNOVUS FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

Georgia	001-10312	58-1134883
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

33 W. 14th Street Columbus, Georgia 31901 (Address of principal executive offices)
(706) 641-6500 (Registrant’s telephone number, including area code)
(Not applicable) (Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock (par value $1.00 per share)	SNV	New York Stock Exchange
Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series D	SNV-PrD	New York Stock Exchange
Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series E	SNV-PrE	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

As previously disclosed, Synovus Financial Corp., a Georgia corporation (“Synovus”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 24, 2025, with Pinnacle Financial Partners, Inc., a Tennessee corporation (“Pinnacle”) and Steel Newco Inc., a Georgia corporation jointly owned by Synovus and Pinnacle (“Newco”).  The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Synovus and Pinnacle will each simultaneously merge with and into Newco (such mergers, collectively, the “Merger”), with Newco continuing as the surviving corporation in the Merger and named Pinnacle Financial Partners, Inc.  Upon the terms and subject to the conditions set forth in the Merger Agreement, immediately following the effective time of the Merger (the “Effective Time”), Pinnacle Bank, a Tennessee-chartered bank (“Pinnacle Bank”), will become a member bank of the Federal Reserve System (the “FRS Membership”), and immediately following the effectiveness of the FRS Membership, Synovus Bank, a Georgia-chartered bank (“Synovus Bank”), will merge with and into Pinnacle Bank (the “Bank Merger”), with Pinnacle Bank continuing as the surviving bank in the Bank Merger.  The Merger Agreement was unanimously approved by the boards of directors of each of Synovus, Pinnacle and Newco.

In connection with the proposed Merger, Newco filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, as amended, to register the shares of Newco common stock that will be issued to Synovus shareholders and Pinnacle shareholders in connection with the Merger.  The registration statement contains a joint proxy statement of Synovus and Pinnacle that also constitutes a prospectus of Newco.  The registration statement was declared effective on September 30, 2025.  Newco filed a prospectus on September 30, 2025, and Synovus and Pinnacle each filed a definitive proxy statement on September 30, 2025.  Synovus and Pinnacle each commenced mailing of the definitive joint proxy statement/prospectus (the “joint proxy statement/prospectus”) to their respective stockholders on or about September 30, 2025.

Synovus and Pinnacle will each hold a special meeting of stockholders on November 6, 2025 to consider certain proposals related to the Merger Agreement as further described in the joint proxy statement/prospectus.

Litigation Related to the Mergers

Following the announcement of the Merger Agreement, as of the date of this Current Report on Form 8-K, three lawsuits challenging the Merger have been filed (each, a “Lawsuit” and, collectively, the “Lawsuits”).  The first Lawsuit, captioned Drulias v. Abney Boxley, III et al. (No. 25-1439-I), was filed in Tennessee Chancery Court on October 14, 2025.  The second Lawsuit, Weiss v. Synovus Financial Corp. et al. (No. 659143/2025) was filed in New York Superior Court on October 15, 2025. The third Lawsuit, Jones v. Synovus Financial Corp. et al. (No. 659151/2025) was filed in New York Superior Court on October 16, 2025.  In addition, Synovus and Pinnacle have received demand letters from counsel representing purported stockholders of Synovus or Pinnacle, respectively (the “Demand Letters” and, together with the Lawsuits, the “Matters”).  The Matters each allege that, among other things, the joint proxy statement/prospectus contains certain disclosure deficiencies and/or incomplete information regarding the Merger.

Synovus and Pinnacle believe that the claims asserted in the Matters are without merit and supplemental disclosures are not required or necessary under applicable laws.  However, in order to avoid the risk that the Matters delay or otherwise adversely affect the Merger, and to minimize the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, Synovus, Pinnacle and Newco are supplementing the joint proxy statement/prospectus as described in this Current Report on Form 8-K.  Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.  To the contrary, Synovus, Pinnacle and Newco specifically deny all allegations in the Matters that any additional disclosure was or is required.

Supplemental Disclosures to the Joint Proxy Statement/Prospectus

The additional disclosures (the “supplemental disclosures”) in this Current Report on Form 8-K supplement the disclosures contained in the joint proxy statement/prospectus and should be read in conjunction with the disclosures contained in the joint proxy statement/prospectus, which should be read in its entirety.  To the extent that information set forth in the supplemental disclosures differs from or updates information contained in the joint proxy statement/prospectus, the information in this Current Report on Form 8-K shall supersede or supplement the information contained in the joint proxy statement/prospectus.  All page references are to the joint proxy statement/prospectus and terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the joint proxy statement/prospectus.  For clarity, new text within restated paragraphs and tables from the joint proxy statement/prospectus is underlined, while deleted text is stricken-through.

1.
The disclosure under the heading “The Merger—Opinion of Pinnacle’s Financial Advisor—Summary of Centerview Financial Analysis—Selected Public Comparable Companies Analysis” is hereby amended and supplemented by adding the following text to the charts labeled “Synovus Comparables” and “Pinnacle Comparables” on page 94 as follows:

Synovus Comparables	Market Cap ($Bn)	2026E P/E
BankUnited, Inc.	2.9	11.2x
BOK Financial Corporation	6.8	12.0x
Cadence Bancorporation	6.5	10.4x
Comerica Incorporated	8.6	11.6x
Cullen/Frost Bankers, Inc.	8.8	14.5x
F.N.B. Corporation	5.8	9.4x
First Horizon Corporation	11.4	11.8x
Hancock Whitney Corp.	5.2	10.2x
Pinnacle Financial Partners, Inc.	9.2	13.3x
SouthState Corporation	10.0	10.7x
UMB Financial Corporation	8.2	9.6x
Zions Bancorporation, National Association	8.4	9.8x

Pinnacle Comparables	Market Cap ($Bn)	2026E P/E
BankUnited, Inc.	2.9	11.2x
BOK Financial Corporation	6.8	12.0x
Cadence Bancorporation	6.5	10.4x
Comerica Incorporated	8.6	11.6x
Cullen/Frost Bankers, Inc.	8.8	14.5x
F.N.B. Corporation	5.8	9.4x
First Horizon Corporation	11.4	11.8x
Hancock Whitney Corp.	5.2	10.2x
Pinnacle Financial Partners, Inc.	10.0	10.7x
SouthState Corporation	7.8	9.9x
UMB Financial Corporation	8.2	9.6x
Zions Bancorporation, National Association	8.4	9.8x

2.
The disclosure under the heading “The Merger—Opinion of Pinnacle’s Financial Advisor—Other Factors” is hereby amended and supplemented by adding the following text to the bullet point on page 97 beginning with “Synovus Analyst Price Target Analysis”:

Centerview reviewed analyst share price targets for Synovus common stock in recently published, publicly available research analysts’ reports, with share price targets ranging from $55.00 to $70.00 and a median share price target of $62.00.

3.
The disclosure under the heading “The Merger—Opinion of Pinnacle’s Financial Advisor—Other Factors” is hereby amended and supplemented by adding the following text to the bullet point on page 97 beginning with “Pinnacle Analyst Price Target Analysis”:

Centerview reviewed analyst share price targets for Pinnacle common stock in recently published, publicly available research analysts’ reports, with share price targets ranging from $117.00 to $145.00 and a median share price target of $130.00.

4.
The disclosure under the heading “The Merger—Opinion of Synovus’ Financial Advisor—Comparable Companies Analysis” is hereby amended and supplemented by replacing the first paragraph under the heading on page 100 with the following text:

Morgan Stanley performed a public trading comparables analysis for each of Synovus and Pinnacle, which is designed to provide an implied trading value of a company by comparing each of Synovus and Pinnacle to a group of selected companies with similar characteristics to Synovus and Pinnacle, respectively. Morgan Stanley compared certain financial information of Synovus and Pinnacle with publicly available information for the ~~applicable group of selected companies~~ 18 U.S. publicly-traded banks or bank holding companies (the “Selected Companies”) that had assets between $35 billion and $85 billion, but excluding specialty finance companies and Puerto Rican banks described below. The selected companies were chosen based on Morgan Stanley’s knowledge of the industry and because these companies have businesses that may be considered similar to the business of Synovus or Pinnacle, respectively.

5.
The disclosure under the heading “The Merger—Opinion of Synovus’ Financial Advisor—Comparable Companies Analysis” is hereby amended and supplemented by deleting the existing text on page 101 and replacing it with the following text:

~~The group of selected companies (“Selected Companies”) consisted of the following U.S. publicly-traded banks or bank holding companies that had assets between $35 billion and $85 billion, but excluding specialty finance companies and Puerto Rican banks:~~

•	~~Associated Banc-Corp~~

•	~~Bank OZK~~

•	~~BOK Financial Corporation~~

•	~~Cadence Bank~~

•	~~Columbia Banking System, Inc.~~

•	~~Comerica Incorporated~~

•	~~Cullen/Frost Bankers, Inc.~~

•	~~East West Bancorp, Inc.~~

•	~~First Horizon Corporation~~

•	~~F.N.B Corporation~~

•	~~Old National Bancorp~~

•	~~Prosperity Bancshares, Inc.~~

•	~~SouthState Corporation~~

•	~~UMB Financial Corporation~~

•	~~Valley National Bancorp~~

•	~~Webster Financial Corporation~~

•	~~Western Alliance Bancorporation~~

•	~~Wintrust Financial Corporation~~

~~With respect to the Selected Companies, Synovus and Pinnacle, Morgan Stanley reviewed:~~

•	~~multiple of price to estimated earnings per share for 2026, or Price/2026E EPS;~~

•	~~multiple of price to estimated earnings per share for 2027, or Price/2027E EPS; and~~

•	~~multiple of price to tangible book value per share, or Price/TBV.~~

~~In all instances, multiples were based on closing stock prices on July 21, 2025. Financial and market data for the Selected Companies were based on the most recent publicly available information and mean equity research consensus estimates. Financial information for Synovus and Pinnacle was based on the Street Forecasts.~~

~~The following table presents the results of this analysis:~~

~~Selected Companies~~
	~~Bottom Quartile~~	~~Median~~	~~Top Quartile~~	~~Maximum Value~~	~~Synovus~~	~~Pinnacle~~
~~Price/2026E EPS~~	~~8.7x~~	~~10.0x~~	~~11.4x~~	~~14.6x~~	~~9.9x~~	~~13.3x~~
~~Price/2027E EPS~~	~~8.1x~~	~~9.3x~~	~~10.4x~~	~~14.9x~~	~~8.9x~~	~~12.2x~~
~~Price/TBV~~	~~1.4x~~	~~1.6x~~	~~1.8x~~	~~2.7x~~	~~1.7x~~	~~2.0x~~

With respect to the Selected Companies, Synovus and Pinnacle, Morgan Stanley reviewed:

•	multiple of price to estimated earnings per share for 2026, or Price/2026E EPS;

•	multiple of price to estimated earnings per share for 2027, or Price/2027E EPS; and

•	multiple of price to tangible book value per share, or Price/TBV.

In all instances, multiples were based on closing stock prices on July 21, 2025. Financial and market data for the Selected Companies were based on the most recent publicly available information and mean equity research consensus estimates. Financial information for Synovus and Pinnacle was based on the Street Forecasts.

The following table presents the results of this analysis:

Selected Company	Price/2026E EPS	Price/2027E EPS	Price/TBV
Associated Banc-Corp	9.5x	8.4x	1.3x
Bank OZK	7.8x	7.5x	1.2x
BOK Financial Corporation	12.1x	11.8x	1.5x
Cadence Bank	10.3x	9.4x	1.6x
Columbia Banking System, Inc.	8.0x	7.7x	1.4x
Comerica Incorporated	11.3x	10.4x	1.3x
Cullen/Frost Bankers, Inc.	14.6x	14.9x	2.7x
East West Bancorp, Inc.	11.4x	10.5x	2.0x
First Horizon Corporation	11.8x	10.9x	1.6x
F.N.B. Corporation	9.5x	9.0x	1.4x
Old National Bancorp	8.6x	7.3x	1.8x
Prosperity Bancshares, Inc.	11.3x	10.0x	1.7x
SouthState Corporation	10.5x	9.5x	1.9x
UMB Financial Corporation	9.7x	9.1x	1.9x
Valley National Bancorp	8.3x	8.0x	1.0x
Webster Financial Corporation	9.2x	8.6x	1.7x
Western Alliance Bancorporation	7.7x	7.1x	1.4x
Wintrust Financial Corporation	11.7x	10.4x	1.7x
Bottom Quartile	8.7x	8.1x	1.4x
Median	10.0x	9.3x	1.6x
Top Quartile	11.4x	10.4x	1.8x
Synovus	9.9x	8.9x	1.7x
Pinnacle	13.3x	12.2x	2.0x

6.
The disclosure under the heading “The Merger—Opinion of Synovus’ Financial Advisor—Dividend Discount Analysis—Synovus Dividend Discount Analysis” is hereby amended and supplemented by replacing the text of the third full paragraph under the heading on page 103 with the following text:

Morgan Stanley based its analysis on a range of terminal forward multiples of 9.4x to 11.4x to the terminal year 2030 estimated forward earnings (determined based on considerations Morgan Stanley deemed relevant in its professional judgment) and a range of discount rates of 11.1% to 13.1% (determined using the capital asset pricing model and utilizing inputs based on considerations Morgan Stanley deemed relevant in its professional judgment including a market risk premium, a risk-free rate of return and predicted beta). Based on information provided by Synovus management, Morgan Stanley also assumed a 4.5% opportunity cost of cash. Utilizing the foregoing range of discount rates and terminal value multiples, Morgan Stanley derived a range of implied present values per share of Synovus common stock of $50.50 to $61.50.

7.
The disclosure under the heading “The Merger—Opinion of Synovus’ Financial Advisor—Dividend Discount Analysis—Pinnacle Dividend Discount Analysis” is hereby amended and supplemented by replacing the text of the third full paragraph under the heading on pages 103 and 104 with the following text:

Morgan Stanley based its analysis on a range of terminal forward multiples of 13.3x to 15.3x to the terminal year 2030 estimated forward earnings (determined based on considerations Morgan Stanley deemed relevant in its professional judgment) and a range of discount rates of 10.5% to 12.5% (determined using the capital asset pricing model and utilizing inputs based on considerations Morgan Stanley deemed relevant in its professional judgment including a market risk premium, a risk-free rate of return and predicted beta). Based on information provided by Synovus management, Morgan Stanley also assumed a 4.5% opportunity cost of cash. Utilizing the foregoing range of discount rates and terminal value multiples, Morgan Stanley derived a range of implied present values per share of Pinnacle common stock of $107.25 to $130.00.

8.
The disclosure under the heading “The Merger—Opinion of Synovus’ Financial Advisor—Illustrative Pro Forma Financial Impact Analysis” is hereby amended and supplemented by replacing the last full paragraph on page 104 with the following text:

Morgan Stanley reviewed and analyzed the estimated impact of the merger on (a) projected earnings per share for holders of Pinnacle common stock for 2026, including fully phased in cost synergies, but excluding costs associated with the merger, (b) projected earnings per share for holders of Pinnacle common stock for 2027, including fully phased in cost synergies, but excluding costs associated with the merger as described under “—Certain Unaudited Prospective Financial Information—Certain Estimated Synergies Attributable to the Merger”, (c) the tangible book value per share of Pinnacle common stock as of the closing date, and (d) Pinnacle’s common equity Tier 1 ratio as of the closing date and, in each case, based on the Street Estimates. This analysis indicated that the merger would be accretive to Pinnacle’s 2026E earnings per share and 2027E earnings per share by approximately 24% and 21%, respectively, and dilutive to Pinnacle’s tangible book value per share and common equity Tier 1 ratio by approximately 9% and 131 basis points, respectively.  Any such estimates are not indicative of future results or actual values, which may be significantly more or less favorable than those suggested by the estimates.

Forward-Looking Statements

This Current Report on Form 8-K contains statements that constitute “forward-looking statements” within the meaning of, and subject to the protections of, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction between Synovus Financial Corp.  (“Synovus”) and Pinnacle Financial Partners, Inc. (“Pinnacle”), including future financial and operating results (including the anticipated impact of the proposed transaction on Synovus’ and Pinnacle’s respective earnings and tangible book value), statements related to the expected timing of the completion of the proposed transaction, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.  You can identify these forward-looking statements through the use of words such as “believes,” “anticipates,” “expects,” “may,” “will,” “assumes,” “should,” “predicts,” “could,” “would,” “intends,” “targets,” “estimates,” “projects,” “plans,” “potential” and other similar words and expressions of the future or otherwise regarding the outlook for Synovus’, Pinnacle’s or combined company’s future businesses and financial performance and/or the performance of the banking industry and economy in general.

Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve known and unknown risks and uncertainties which may cause the actual results, performance or achievements of Synovus, Pinnacle or the combined company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are based on the information known to, and current beliefs and expectations of, Synovus or Pinnacle and are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements.  A number of factors could cause actual results to differ materially from those contemplated by the forward-looking statements in this Current Report on Form 8-K. Many of these factors are beyond Synovus’, Pinnacle’s or the combined company’s ability to control or predict.  These factors include, among others, (1) the risk that the cost savings and synergies from the proposed transaction may not be fully realized or may take longer than anticipated to be realized, (2) disruption to Synovus’ business and to Pinnacle’s business as a result of the announcement and pendency of the proposed transaction, (3) the risk that the integration of Pinnacle’s and Synovus’ respective businesses and operations will be materially delayed or will be more costly or difficult than expected, including as a result of unexpected factors or events, (4) the failure to obtain the necessary approvals by the shareholders of Synovus or Pinnacle, (5) the amount of the costs, fees, expenses and charges related to the transaction, (6) the ability by each of Synovus and Pinnacle to obtain required governmental approvals of the proposed transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company after the closing of the proposed transaction or adversely affect the expected benefits of the proposed transaction, (7) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the proposed transaction, (8) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the proposed transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (9) the dilution caused by the issuance of shares of the combined company’s common stock in the transaction, (10) the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (11) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed transaction, (12) the possibility the combined company is subject to additional regulatory requirements as a result of the proposed transaction or expansion of the combined company’s business operations following the proposed transaction, (13) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Synovus, Pinnacle or the combined company and (14) general competitive, economic, political and market conditions and other factors that may affect future results of Synovus and Pinnacle including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; and capital management activities.  Additional factors which could affect future results of Synovus and Pinnacle can be found in Synovus’ or Pinnacle’s filings with the Securities and Exchange Commission (the “SEC”), including in Synovus’ Annual Report on Form 10-K for the year ended December 31, 2024, under the captions “Forward-Looking Statements” and “Risk Factors,” and Synovus’ Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2024, under the captions “Forward-Looking Statements” and “Risk Factors,” and in Pinnacle’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Undue reliance should not be placed on any forward-looking statements, which are based on current expectations and speak only as of the date that they are made. Synovus and Pinnacle do not assume any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as otherwise may be required by law.

Important Information About the Merger and Where to Find It

Steel Newco Inc. (“Newco”) filed a registration statement on Form S-4 (File No. 333-289866) with the SEC on August 26, 2025, and an amendment on September 29, 2025, to register the shares of Newco common stock that will be issued to Pinnacle shareholders and Synovus shareholders in connection with the proposed transaction.  The registration statement includes a joint proxy statement of Synovus and Pinnacle that also constitutes a prospectus of Newco.  The registration statement was declared effective on September 30, 2025.  Newco filed a prospectus on September 30, 2025, and Synovus and Pinnacle each filed a definitive proxy statement on September 30, 2025.  Synovus and Pinnacle each commenced mailing of the definitive joint proxy statement/prospectus to their respective shareholders on or about September 30, 2025.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS (AND ANY OTHER DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Synovus, Pinnacle or Newco through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Synovus or Pinnacle at:

Synovus Financial Corp.	Pinnacle Financial Partners, Inc.
33 West 14th Street	21 Platform Way South
Columbus, GA 31901	Nashville, TN 37203
Attention: Investor Relations	Attention: Investor Relations
InvestorRelations@Synovus.com	Investor.Relations@pnfp.com
(706) 641-6500	(615) 743-8219

Before making any voting or investment decision, investors and security holders of Synovus and Pinnacle are urged to read carefully the entire registration statement and definitive joint proxy statement/prospectus, including any amendments thereto, because they contain important information about the proposed transaction.  Free copies of these documents may be obtained as described above.

Participants in Solicitation

Synovus and Pinnacle and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Synovus’ shareholders and Pinnacle’s shareholders in respect of the proposed transaction under the rules of the SEC. Information regarding Synovus’ directors and executive officers is available in Synovus’ proxy statement for its 2025 annual meeting of shareholders, filed with the SEC on March 12, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000018349/000001834925000057/syn-20250312.htm) (the “Synovus 2025 Proxy”), under the headings “Corporate Governance and Board Matters,” “Director Compensation,” “Proposal 1 Election of Directors,” “Executive Officers,” “Stock Ownership of Directors and Named Executive Officers,” “Executive Compensation,” “Compensation and Human Capital Committee Report,” “Summary Compensation Table,” and “Certain Relationships and Related Transactions,” and in Synovus’ Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 21, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000018349/000001834925000049/syn-20241231.htm), and in other documents subsequently filed by Synovus with the SEC, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of Synovus’ securities by Synovus’ directors or executive officers from the amounts described in the Synovus 2025 Proxy have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 or on Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Synovus 2025 Proxy and are available at the SEC’s website at www.sec.gov. Information regarding Pinnacle’s directors and executive officers is available in Pinnacle’s proxy statement for its 2025 annual meeting of shareholders, filed with the SEC on March 3, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1115055/000111505525000063/pnfp-20250303.htm) (the “Pinnacle 2025 Proxy”), under the headings “Environmental, Social and Corporate Governance,” “Proposal 1 Election of Directors,” “Information About Our Executive Officers,” “Executive Compensation,” “Security Ownership of Certain Beneficial Owners and Management,” and “Certain Relationships and Related Transactions,” and in Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 25, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1115055/000111505525000042/pnfp-20241231.htm), and in other documents subsequently filed by Pinnacle with the SEC, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of Pinnacle’s securities by Pinnacle’s directors or executive officers from the amounts described in the Pinnacle 2025 Proxy have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 or on Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Pinnacle 2025 Proxy and are available at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants is included in the definitive joint proxy statement/prospectus and will be included in other relevant materials to be filed with the SEC.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

SYNOVUS FINANCIAL CORP.

Date: October 28, 2025	By:	/s/ Allan E. Kamensky
		Name:	Allan E. Kamensky
		Title:	Executive Vice President and General Counsel

sary approvals by the shareholders of Synovus or Pinnacle, (5) the amount of the costs, fees, expenses and charges related to the transaction, (6) the ability by each of Synovus and Pinnacle to obtain required governmental approvals of the proposed transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company after the closing of the proposed transaction or adversely affect the expected benefits of the proposed transaction, (7) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the proposed transaction, (8) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the proposed transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (9) the dilution caused by the issuance of shares of the combined company’s common stock in the transaction, (10) the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (11) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed transaction, (12) the possibility the combined company is subject to additional regulatory requirements as a result of the proposed transaction or expansion of the combined company’s business operations following the proposed transaction, (13) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Synovus, Pinnacle or the combined company and (14) general competitive, economic, political and market conditions and other factors that may affect future results of Synovus and Pinnacle including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; and capital management activities.  Additional factors which could affect future results of Synovus and Pinnacle can be found in Synovus’ or Pinnacle’s filings with the Securities and Exchange Commission (the “SEC”), including in Synovus’ Annual Report on Form 10-K for the year ended December 31, 2024, under the captions “Forward-Looking Statements” and “Risk Factors,” and Synovus’ Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2024, under the captions “Forward-Looking Statements” and “Risk Factors,” and in Pinnacle’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Undue reliance should not be placed on any forward-looking statements, which are based on current expectations and speak only as of the date that they are made. Synovus and Pinnacle do not assume any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as otherwise may be required by law.

Important Information About the Merger and Where to Find It

Steel Newco Inc. (“Newco”) filed a registration statement on Form S-4 (File No. 333-289866) with the SEC on August 26, 2025, and an amendment on September 29, 2025, to register the shares of Newco common stock that will be issued to Pinnacle shareholders and Synovus shareholders in connection with the proposed transaction.  The registration statement includes a joint proxy statement of Synovus and Pinnacle that also constitutes a prospectus of Newco.  The registration statement was declared effective on September 30, 2025.  Newco filed a prospectus on September 30, 2025, and Synovus and Pinnacle each filed a definitive proxy statement on September 30, 2025.  Synovus and Pinnacle each commenced mailing of the definitive joint proxy statement/prospectus to their respective shareholders on or about September 30, 2025.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS (AND ANY OTHER DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Synovus, Pinnacle or Newco through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Synovus or Pinnacle at:

Synovus Financial Corp.	Pinnacle Financial Partners, Inc.
33 West 14th Street	21 Platform Way South
Columbus, GA 31901	Nashville, TN 37203
Attention: Investor Relations	Attention: Investor Relations
InvestorRelations@Synovus.com	Investor.Relations@pnfp.com
(706) 641-6500	(615) 743-8219

Before making any voting or investment decision, investors and security holders of Synovus and Pinnacle are urged to read carefully the entire registration statement and definitive joint proxy statement/prospectus, including any amendments thereto, because they contain important information about the proposed transaction.  Free copies of these documents may be obtained as described above.

Participants in Solicitation

Synovus and Pinnacle and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Synovus’ shareholders and Pinnacle’s shareholders in respect of the proposed transaction under the rules of the SEC. Information regarding Synovus’ directors and executive officers is available in Synovus’ proxy statement for its 2025 annual meeting of shareholders, filed with the SEC on March 12, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000018349/000001834925000057/syn-20250312.htm) (the “Synovus 2025 Proxy”), under the headings “Corporate Governance and Board Matters,” “Director Compensation,” “Proposal 1 Election of Directors,” “Executive Officers,” “Stock Ownership of Directors and Named Executive Officers,” “Executive Compensation,” “Compensation and Human Capital Committee Report,” “Summary Compensation Table,” and “Certain Relationships and Related Transactions,” and in Synovus’ Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 21, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000018349/000001834925000049/syn-20241231.htm), and in other documents subsequently filed by Synovus with the SEC, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of Synovus’ securities by Synovus’ directors or executive officers from the amounts described in the Synovus 2025 Proxy have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 or on Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Synovus 2025 Proxy and are available at the SEC’s website at www.sec.gov. Information regarding Pinnacle’s directors and executive officers is available in Pinnacle’s proxy statement for its 2025 annual meeting of shareholders, filed with the SEC on March 3, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1115055/000111505525000063/pnfp-20250303.htm) (the “Pinnacle 2025 Proxy”), under the headings “Environmental, Social and Corporate Governance,” “Proposal 1 Election of Directors,” “Information About Our Executive Officers,” “Executive Compensation,” “Security Ownership of Certain Beneficial Owners and Management,” and “Certain Relationships and Related Transactions,” and in Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 25, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1115055/000111505525000042/pnfp-20241231.htm), and in other documents subsequently filed by Pinnacle with the SEC, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of Pinnacle’s securities by Pinnacle’s directors or executive officers from the amounts described in the Pinnacle 2025 Proxy have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 or on Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Pinnacle 2025 Proxy and are available at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants is included in the definitive joint proxy statement/prospectus and will be included in other relevant materials to be filed with the SEC.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

SYNOVUS FINANCIAL CORP.

Date: October 28, 2025	By:	/s/ Allan E. Kamensky
		Name:	Allan E. Kamensky
		Title:	Executive Vice President and General Counsel